Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Interim Consolidated Financial Statements
For the quarter ended November 30, 2008

Filed: January 14, 2009

The attached interim financial statements have not been reviewed by the Company’s auditor

A copy of this report will be provided to any shareholder who requests it.

At November 30, 2008

PLATINUM GROUP METALS LTD.

(An exploration stage company)
Interim Consolidated Balance Sheets (Unaudited)

(expressed in Canadian dollars)	Nov. 30, 2008	Aug. 31, 2008
ASSETS		
CURRENT		
Cash and cash equivalents (Note 11(b))	$ 7,903,077	$ 1,779,871
Short-term investments	-	-
Marketable securities (Note 4)	691,000	1,118,000
Amounts receivable (Note 3)	305,154	315,176
Due from WBJV partners (Note 5)	43,330	720,958
Prepaid expenses and other assets	43,167	92,075
Total current assets	8,985,728	4,026,080
PERFORMANCE BONDS	119,926	126,376
INVESTMENT IN WBJV (Note 5)	17,332,338	18,894,625
MINERAL PROPERTIES (Note 6)	5,900,817	5,806,510
SURFACE RIGHTS (Note 7(b))	3,159,102	3,159,102
FIXED ASSETS (Note 7(a))	450,181	479,890
Total assets	$ 35,948,092	$ 32,492,583
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 2,561,754	$ 2,875,761
Advances from WBJV partners (Note 5)	-	-
Total liabilities	2,561,754	2,875,761
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	62,687,099	55,359,342
Contributed Surplus	4,714,493	3,781,843
Accumulated other comprehensive income (Note 2(m), 4 & 5)	(4,659,300)	(2,268,847)
Deficit accumulated during the exploration stage	(29,355,954)	(27,255,516)
Total shareholders' equity	33,386,338	29,616,822
Total liabilities and shareholders' equity	$ 35,948,092	$ 32,492,583

CONTINGENCIES AND COMMITMENTS (NOTE 10)
SUBSEQUENT EVENTS (NOTE 15)

APPROVED BY THE DIRECTORS:

"Iain McLean"

Iain McLean, Director

"Eric Carlson"

Eric Carlson, Director

For the quarter ended November 30, 2008

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Interim Consolidated Statements of Shareholders' Equity

(Unaudited)

August 31, 2006, to November 30, 2008

(expressed in Canadian dollars)

	Common shares without par value		Contributed	Accumulated other comprehensive	Deficit accumulated during exploration	Total shareholders'
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2006	53,691,178	39,798,768	1,785,705	(658,381)	(15,410,804)	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	11,454,791
Issued on exercise of stock options	914,375	892,557	(266,982)	-	-	625,575
Issued for mineral properties net of costs	50,000	227,742	-	-	-	227,742
Stock options granted	-	-	1,487,661	-	-	1,487,661
Translation adjustment	-	-	-	(1,707,495)	-	(1,707,495)
Net loss	-	-	-	-	(6,758,129)	(6,758,129)
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Translation adjustment	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,770)	-	(674,770)
Unrealized loss on marketable securities	-	-	-	(821,100)	-	(821,100)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares for cash	4,970,470	7,308,081	-	-	-	7,308,081
Issued on exercise of stock options	5,000	19,676	(6,826)	-	-	12,850
Stock options granted	-	-	939,476	-	-	939,476
Translation adjustment	-	-	-	(2,027,503)	-	(2,027,503)
Unrealized loss on marketable securities	-	-	-	(362,950)	-	(362,950)
Net loss	-	-	-	-	(2,100,438)	(2,100,438)
Balance, August 31, 2008	67,624,717	$ 62,687,099	$ 4,714,493	$ (4,659,300)	$ (29,355,954)	$ 33,386,338

1.           NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis that presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability to attain future profitable operations and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern, those uncertainties shall be disclosed

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5) is accounted for as an investment in the WBJV.

(b)           Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options, contracts and surface rights. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized on a straight line basis over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no asset-backed commercial paper.

(d)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at year end.

(e)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)           Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software	30% declining balance
Office furniture and equipment	20% declining balance
                Vehicles                                                                30% declining balance
           Leasehold improvements                                2 years straight line

(g)           Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(h)           Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)           Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)	Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)           Stock-based compensation

The fair values for all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on the exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is also transferred to share capital.

(l)	Changes in accounting policies

On September 1, 2008, the Company adopted the following new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants.  These standards were adopted on a prospective basis without restatement of prior periods.

(i)           Section 1400, General Standards of Financial Statement Presentation,
outlines the premise that in the preparation of financial statements all information required for fair presentation in accordance with generally accepted accounting principles should be included.  It also specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

 (ii)           Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in these interim consolidated financial statements.

(iii)           Sections 3862, Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included the recommended disclosures in these interim consolidated financial statements.

(iv)           Section 3031, Inventories, provides for more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the period ended November 30, 2008.

(v)           Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently  assessing  the  impact  of  these  new  accounting standards  on  its  financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

(vi)           Convergence with International Financial Reporting Standards (“IFRS”).  In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

(m)           Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, amounts due from WBJV partners, accounts payable and accrued liabilities and advances from WBJV partners.   Cash and cash equivalents are recognized at their fair value and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation. Marketable securities are recorded in the financial statements at fair value.

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, amounts due from WBJV partners, accounts payable and accrued liabilities and advances from WBJV partners. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, and held-to maturity investments and other financial liabilities which are measured at amortized cost. Investments classified as available-for-sale are reported at fair value based on quoted market bid prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  All of the Company’s marketable securities have been designated as available-for-sale.

3.           AMOUNTS RECEIVABLE

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.           MARKETABLE SECURITIES

At November 30, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	525,000	575,000
West Timmins Mining Inc.	800,001	160,000	(44,000)	116,000

Total Marketable Securities		210,000	481,000	691,000

At August 31, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	740,000	790,000
West Timmins Mining Inc.	800,001	160,000	168,000	328,000

Total Marketable Securities		210,000	908,000	1,118,000

On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 after an adjustment of a future income tax recovery of $144,900 the Company recognized an unrealized loss of $821,101 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

During the period ended November 30, 2008 after an adjustment of a future income tax recovery of $64,050 the Company recognized an unrealized loss of $362,950 on marketable securities designated as available-for-sale instruments in other comprehensive income.

Both of the above marketable securities are related parties of the Company, as discussed in Note 11.

5. INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Nov. 30, 2008	Aug. 31, 2008
Opening Balance	$21,935,272	$14,779,302
Additional investment	465,216	7,155,970
Balance before translation	22,400,488	21,935,272
Translation adjustment	(5,068,150)	(3,040,647)
Ending Balance	$17,332,338	$18,894,625

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each hold a 37% working interest in the WBJV, while Africa Wide holds a 26% working interest.  The area of the WBJV is operated in three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).

In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”). The transaction closed in September 2007 and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to April 2008 the partners to the WBJV approved budgets in the amount of Rand 124 million (approximately C$16.5 million). At August 31, 2008 total contributions of $720,958 were owing from Anglo Platinum (approximately $420,000 or Rand 3.042 Million) and Africa Wide (approximately $301,000 or Rand 2.182 million).  These balances were recorded as receivables by the Company and payment was received subsequent to August 31, 2008. At November 30, 2008 total contributions of $43,330 (Rand 354,000) were owing from Africa Wide. These balances were recorded as receivables by the Company.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for the Feasibility Study the respective deemed capital contribution of each party was to be credited by adding their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces were to be credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ were to receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  At November 30, 2008 the Company’s equalization payment due to Anglo Platinum was calculated at approximately US $20.0 million.

On September 2, 2008 the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.  In the transaction Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $51.0 million at September 2, 2008). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The final agreement will become effective subject to outstanding regulatory approvals and the approval of the Department of Minerals and Energy in South Africa.

Under the terms of the December 8th transaction the equalization amount due to Anglo Platinum by the Company under the terms of the original WBJV agreement will become payable on the effective date of the final agreement.  The effective date will occur once all conditions precedent have been fulfilled.  It is anticipated this date will be several months after the execution of definitive agreements.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV was recorded at cost as it represents a non-monetary exchange. The Company’s earn-in expenditure of Rand 35 million was also recorded as a cost of the investment.

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

(a)	Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. In 2005 the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million (approximately C$1.4 million). In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)	Onderstepoort interest

During 2003 the Company entered into option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could earn 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance. The Company now holds New Order prospecting permits on all of these farm portions.  Since 2003 the Company has paid Rand 834,000 in option payments for the properties.

During fiscal 2007 the Company negotiated and executed the buy-out and cancellation of one of the option agreements to acquire a 50% undivided interest in two farm portions in exchange for 50,000 common shares of the Company valued at $230,000.   During fiscal 2008 the Company negotiated and executed the buy-out and cancellation of the remaining option agreements for all remaining farm portions for one additional payment of 50,000 shares of the Company valued at $165,500.

6.           MINERAL PROPERTIES

Period ended November 30, 2008

Year ended August 31, 2008

(a)           Republic of South Africa

(i)           War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2008 total $3,568,032 (August 31, 2008 - $3,524,754).

Under the Old Order permits, the Company could purchase 100% of these mineral rights at any time for US$690 per hectare. The Company had also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.

Africa Wide has a 30% participating interest in the Tweespalk property. During the year, the Company received payment in full from Wesizwe Platinum Ltd. for Africa Wide’s share of costs to August 31, 2007, which amounted to Rand 1,549,673 (C$211,840 at August 31, 2008). The payment was treated as a recovery of costs relating to the Tweespalk property.

 (b)           Ontario, Canada

 (i)           Lac des Iles (“LDI”) River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)           South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)	Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

 (c)           Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.           FIXED ASSETS

(a)           Equipment, Leaseholds and Vehicles

(b)           Surface Rights

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.0 million).  During the year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$1.9 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.19 million) for this property, leaving the balance due upon statutory registration of the surface rights in the Company’s name, expected to occur before January 31, 2009. The balance of Rand 13.562 (approx. C$1.7 million) is recorded in accounts payable at November 30, 2008. The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV (Note 5(a)).

8.           SHARE CAPITAL

(a)           Authorized

Unlimited common shares without par value

(b)           Issued and outstanding

At November 30, 2008 there were 67,624,717 shares outstanding.

During the period ended November 30, 2008:

(i)
the Company closed a non-brokered private placement on October 3 and October 7, 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs which included filing fees to the TSX and NYSE Alternext, and legal fees to lawyers totaled $117,148. Net proceeds for the financing totaled $7,308,081.

(ii)            5,000 stock options were exercised for proceeds of $12,850.

During the year ended August 31, 2008:

(iii)	850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 760,500 stock options were exercised for proceeds of $821,824.

(iv)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(v)	6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(vi)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Certain stock options granted to employees, directors and officers of the Company vest on average at an amount of 25% per six month period.

The following tables summarize the Company’s outstanding stock options:

The weighted average exercise price of the exercisable options at year end was $1.98.

(i)
During the period ended November 30, 2008 the Company granted 1,727,000 stock options to employees. The Company has recorded $939,477 ($802,409 expensed and $137,068 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this period.

The following weighted average assumptions were used in valuing stock options granted during the period:

Risk-free interest rate	2.73
Expected life of options	3.5
Annualized volatility	73.73
Dividend rate	0.00%

(ii)
During the year ended August 31, 2008 the Company granted 1,367,500 stock options to employees. The Company has recorded $1,288,383 ($580,128 expensed and $708,255 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this year.

The following weighted average assumptions were used in valuing stock options granted during the year:

Risk-free interest rate	4.08
Expected life of options	3.32
Annualized volatility	64.04
Dividend rate	0.00%

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at November 30, 2008, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, amounts due from WBJV partners, accounts payable and accrued liabilities and advances from WBJV partners. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The Company holds no asset backed commercial paper and has no derivative financial instruments.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Overall the Company’s credit risk has not changed significantly from the prior year.

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.
The global economic environment has deteriorated significantly in recent months.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities and have negatively impacted the Company’s overall liquidity risks.

(c)           Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise cash, value added taxes receivable, and accounts payable and accrued liabilities denominated in South African Rand and United States dollars. In addition, several of the Company’s options to acquire properties may result in option payments by the Company denominated in Rand or in United States dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The sensitivity of the Company's net loss and other comprehensive loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  The Company has concluded that the functional currency of the WBJV is the South African Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income. The Company's translation adjustment on other comprehensive income is also affected by changes in the exchange rate between the Rand and the Canadian dollar.

(d)           Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. For the period ended November 30, 2008, the fluctuation in interest rates was seen to have a minimal impact on net loss and comprehensive loss.

The Company's overall interest rate risk has not changed significantly from the prior year.

(e)           Other price risks

The Company is exposed to equity price risk as a result of holding marketable securities in other exploration and mining companies (see Note 4).  These available for sale equities are valued at their fair market values as at the balance sheet date, with any unrealized gain or loss recorded in other comprehensive income or loss for the period.  The Company’s sensitivity to equity prices has not changed significantly from the prior year.

11.           RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)
Management, salary, consulting fees, and Director’s fees of $102,135 (2007 - $90,930) were incurred with directors during the period. At November 30, 2008, $10,284 was included in accounts payable (2007 - $5,760).

(b)
The Company received $33,923 (2007 - $33,951) during the period from MAG Silver Corp. (“MAG”), a company with two directors in common and a officer in common, under the terms of a 2003 service agreement for administrative services. Amounts receivable at the end of the period includes an amount of $37,206 for both administration fees due $22,704 and $14,502 due from MAG for other trade receivables (2007 - $2,509).

(c)
During the period the Company accrued or received payments of $27,000 (2007 – $27,000) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes an amount of $31,287 for both administration fees due $18,000 and $13,287 due from WTM for other trade receivables (2007 - other trade receivables $3,025).

(d)
The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended November 30, 2008 the Company accrued or paid Anthem $21,367 under the office lease agreement (2007 - $17,215).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

12.           CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows, as at November 30, 2008.

August 31, 2009	$ 144,935
August 31, 2010	71,032
August 31, 2011	9,953
August 31, 2012	1,659
$ 227,579

13.           SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Net change in non-cash working capital

Of the $2,561,754 in accounts payable at November 30, 2008 an amount of $54,000 (approximately Rand 434,000) was incurred on behalf of the WBJV, and $1,872,000 (approximately Rand 15 million) was accrued for Surface rights.

(b)           Cash and cash equivalents

Cash and cash equivalents consist of the following:

14.           SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

Assets relate to properties situated as follows:

Results of Operations